Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

August 25, 2015

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Akre Focus Fund (S000026760)

Dear Ms. Larkin:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your August 7, 2015, comments regarding the Trust’s Post-Effective Amendment (“PEA”) No. 636 to its registration statement.  PEA No. 636 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on June 24, 2015, and is designated to become effective on August 31, 2015.  PEA No. 636 was filed for the purpose of adding one class to one series of the Trust, the Akre Focus Fund, Supra Institutional Class.  The Trust is filing this PEA No. 645 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  This PEA No. 645 will become effective simultaneously with PEA No. 636 on August 31, 2015.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus (Summary Section)

1.	Please provide the “Tandy” representation in your response letter.

The Trust has included the “Tandy” representation above.

2.	Please consider revising the Fees and Expenses table on page 2 to include the “shareholder servicing fee” parenthetical as a separate line item.

The Trust responds by referencing Form N-1A, Item 3, instruction 3(c)(iii) which states, “Alternatively, the Fund may include the components of “Other Expenses” in  a parenthetical to the caption.” Accordingly, the Trust confirms that it will maintain the format of the table as currently outlined.

3.	If acquired fund fees and expenses (“AFFE”) is expected to exceed 0.01%, please include as a line item on the Fees and Expenses table.

The Trust responds by confirming that AFFE is not expected to exceed 0.01%.

4.	On page 3, please define the “Advisor.”

The Trust responds by defining the Advisor as Akre Capital Management, LLC on page 3 of the Prospectus.

5.
Under the “Principal Risks of Investing in the Fund” section, please consider adding risk disclosure regarding Options and other Derivatives, as options are mentioned in the Principal Investment Strategies section.

The Trust responds by adding the requested risk disclosure in the summary section, as well as the “Principal Risks” section pursuant to Item 9.

6.	Please consider defining “Mid Cap” and “Small Cap” companies by adding dollar ranges of the capitalization sizes.

The Trust responds by respectfully declining the suggestion.  The Trust notes that the Fund is permitted to invest in securities of companies of all capitalization sizes, which makes adding the requested definition unnecessary.

7.	Please update the year-to-date return, on page 4, as of June 30, 2015.

The Trust responds by confirming that the year-to-date return information has been updated as of June 30, 2015.

8.
With respect to “Principal Investment Strategies” section on page 6 of the Prospectus, it states that, “The Fund will bear any expenses associated with securities lending arrangements (such expenses are not reflected in the fee table on page 2 of the Prospectus).”  Please confirm that any such expenses would be insignificant.

The Trust responds by referencing its response letter to SEC comments received on November 8, 2013 and filed with the SEC on November 27, 2013.  The referenced disclosure was added in direct response to SEC staff comments regarding securities lending.  The Trust further responds by confirming that any such expenses are insignificant.

9.	On page 8 of the Prospectus, under “Management of the Fund” please consider updating the information as of the fiscal year ended July 31, 2015.

The Trust responds by confirming that the information will be updated as it becomes available.

10.	On page 15, under the “Account and Transactions Policies” section, please define the terms, “SWP” and “AIP.”

The Trust responds by adding the suggested definitions.

11.	Under the Section, “Tools to Combat Frequent Transactions” please consider removing the first two sentences of this paragraph, as they are repetitious of the section above, entitled “Redemption Fee.”

The Trust responds by removing the suggested language.

12.	On page 19, please consider relocating the “Index Descriptions.”

The Trust responds by referencing the SEC Summary Prospectus Rules effective March 31, 2009, which references which information must be included in the summary section.  Accordingly, the Index Descriptions were previously removed from the summary section to comply with these instructions.

Statement of Additional Information (“SAI”)

13.	On page B-11, under “Convertible Securities,” please confirm whether the last three sentences should be included as part of the principal investment strategies in the Prospectus.

The Trust confirms that convertible securities are not a principal investment strategy of the Fund.  Accordingly, the disclosure in the SAI is adequate.

14.	On page B-24, please consider updating the portfolio turnover rate information as of the fiscal year ended July 31, 2015.

The Trust responds by confirming that this information will be updated as it becomes available.

15.	On page B-24, please confirm whether the “Advisor’s Policy” and the “Disclosure Policies” are in fact, the same policy.

The Trust responds by clarifying that the policies are in fact two different policies.  The Trust has a general policy regarding disclosure of portfolio holdings.  Each investment adviser in the Trust is responsible for developing its own policies regarding disclosure of portfolio holdings tailored to its own operations.

16.	On page B-26, in the “Trustees and Executive Officers” table, under Wallace Cook’s principal occupation, please provide a short description for Norton Simon’s principal business.

The Trust responds by adding the following description: “Senior Vice President, Norton Simon, Inc. (international consumer products conglomerate).”

17.	On page B-30, please update the Trustee ownership information as of the calendar year ended December 31, 2014.

The Trust responds by updating the information accordingly.

18.	On page B-31, please update the Trustee’s compensation information as of July 31, 2015.

The Trust responds by stating that the information will be updated as it becomes available.

19.	On page B-32, please update the “Control Persons, Principal Shareholders and Management Ownership” information.

The Trust responds by confirming that the information has been updated.

20.	On page B-34, please include the total dollar amounts that the Fund paid to the adviser under the investment advisory contract for the last three fiscal years.

The Trust responds by including the requested information.

21.	On page B-35, please describe the structure of, and the method used to determine, the compensation of each Portfolio Manager.

Upon further review and confirmation from the Advisor, the Trust responds by revising the disclosure as follows: “The compensation package for the Portfolio Manager and the Co-Portfolio Managers is comprised of a base salary, discretionary bonus, distributions based on firm profitability and performance based fees from the private pooled funds managed by the Advisor.”

22.	On page B-44, under the “The Fund’s Principal Underwriter and Distributor” section, please disclose the aggregate dollar amount of underwriting commissions paid.

The Trust responds by confirming that the Fund did not pay underwriting commissions.

23.	On page B-44, under the “Shareholder Servicing Plan” section, please disclose the total dollars paid under the service agreement for the past three years.

The Trust responds by including the requested information.

24.	On page B-45, please provide marketing and support payments as of the year ended December 31, 2014.

The Trust responds by confirming that as of December 31, 2014 the Advisor does not have agreements with any firms to pay such Support Payments.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Esq., Paul Hastings LLP